                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                               DigiTEC 2000, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    25387T106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

CUSIP No. 25387T106                       13G                  Page 2 of 2 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Telephone Electronics Corporation

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Mississippi

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  1,475,126

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     None
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  1,475,126

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     None

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,475,126

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      29% (See Item 4(b), below.)

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             DigiTEC 2000, Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices:

             8 West 38th Street, 5th Floor
             New York, New York  10118


Item 2(a).   Name of Person Filing:

             Telephone Electronics Corporation


Item 2(b).   Address of Principal Business Office or, if none, residence:

             236 East Capital Street
             Jackson, Mississippi  39225


Item 2(c).   Citizenship:

             Mississippi


Item 2(d).   Title of Class of Securities:

             Common Stock


Item 2(e).   CUSIP Number:

             25387T106


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

             Not Applicable

Item 4.      Ownership.

         (a) Amount beneficially owned:

             1,475,126

         (b) Percent of class:

             29% (Based on total outstanding shares of 5,064,801 as of November 18, 1997, as reported in DigiTEC's Form 10-Q for the quarter ended September 30, 1997.)

         (c) Number of shares as to which such person has:

             (i)      Sole power to vote or to direct the vote:                    1,475,126
                                                                                   ---------

             (ii)     Shared power to vote or to direct the vote:                          0
                                                                                   ---------

             (iii)    Sole power to dispose or to direct the disposition of:       1,475,126
                                                                                   ---------

             (iv)     Shared power to dispose or to direct the disposition of:             0
                                                                                   ---------


Item 5.      Ownership of Five Percent or less of a Class:

             Not Applicable


Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:

             Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             Not Applicable


Item 8.      Identification and Classification of Members of the Group:

             Not Applicable

Item 9.      Notice of Dissolution of Group:

             Not Applicable


Item 10.     Certification:

             Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 10, 1998
                                    --------------------------------------------
                                                      (Date)

                                    TELEPHONE ELECTRONICS CORPORATION


                                    /s/ Robert J. Healea
                                    --------------------------------------------
                                    By: Robert J. Healea
                                        Vice President and Chief
                                        Financial Officer